BSP SECURITIES, LLC
(a wholly owned subsidiary of Banks Street Partners, LLC)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2016

ASSETS

Cash	$	533,280
Receivable from non-customers		28,640
Receivable from non-customers - allowable		44,865
Prepaid expenses - related party		100,657
Prepaid expenses and deposits		11,018
Total Assets	$	718,460

LIABILITIES AND MEMBER'S EQUITY

Accounts payable	$	45,642
Payable to other broker-dealers		44,865
Total Liabilities		90,507
Member's equity		627,953
Total Liabilities and Member's Equity	$	718,460

See accompanying notes.